UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No      X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

OTHER RELEVANT INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) and authorized by the Spanish Securities Market Commission (CNMV) on September 5, 2025 (the “Offer”), and in particular, in relation to the ordinary shares to be issued by BBVA in order to attend the consideration offered to the shareholders of Banco de Sabadell in the Offer, and for their admission to trading on the Spanish Stock Exchanges, it is noted that BBVA has elected to rely on the exemptions for exchange offers set out in Article 1, paragraphs 4(f) and 5(e), of Regulation (EU) 2017/1129 and, accordingly, will not issue any prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council.

For these purposes, on September 5, 2025, BBVA published on its website, the corresponding exemption document prepared in accordance with the requirements of Delegated Regulation (EU) 2021/528, which does not constitute a prospectus for the purposes of Regulation (EU) 2017/1129, as announced through a disclosure of other relevant information of the same date on the CNMV’s website (registration number 36558).

As a result of the amendment to the Offer through the improvement of the consideration (which consist entirely of newly issued BBVA ordinary shares, at an exchange ratio of one BBVA ordinary share for every 4.8376 Banco Sabadell ordinary shares) announced by means of a communication of inside information dated September 22, 2025 (registration number 2892) and authorized by the CNMV today, September 25, 2025 (disclosure of other relevant information with registration number 36838), BBVA has also published today on its website (www.bbva.com) a supplement to the exemption document referred to in the preceding paragraph, which likewise does not constitute a prospectus for the purposes of Regulation (EU) 2017/1129 and which is available at the following link: https://accionistaseinversores.bbva.com/wp-content/uploads/2025/09/Suplemento-al-documento-de-exencion-250925.pdf

The supplement to the exemption document does not require review or approval by any supervisory authority and, specifically, has not been reviewed, approved or filed with the CNMV.

Madrid, September 25, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 25, 2025

By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A